February 6, 2025

VIA EDGAR

Re:	Paramount Global
Form 10-K for the Fiscal Year Ended December 31, 2023
Form 10-Q for the Nine Months Ended September 30, 2024
File No. 001-09553

Inessa Kessman

Robert Littlepage

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Inessa Kessman and Mr. Robert Littlepage:

This letter sets forth the response of Paramount Global (the “Company” or “Paramount”) to the comment letter from the staff (“Staff”) of the Commission’s Division of Corporation Finance, dated January 31, 2025, with respect to the Form 10-K for the year ended December 31, 2023 filed by the Company on February 28, 2024 (SEC File No. 001-09553) (the “Form 10-K”) and the Form 10-Q for the nine months ended September 30, 2024 filed by the Company on November 8, 2024 (SEC File No. 001-09553) (the “Form 10-Q”). To assist your review, we have retyped the text of the Staff’s comment in italics below. Unless otherwise defined below, terms defined in the Form 10-Q or Form 10-K, as the case may be, and used below shall have the meanings given to them in the applicable Form 10-Q or Form 10-K.

Form 10-Q for the Nine Months Ended September 30, 2024

Notes to the Consolidated Financial Statements

2) Programming and Other Inventory, page 13

1.

We note your response to prior comment 1. Please explain what were your normal routine impairments that took place in 2023 and 2024. Tell us how you determined they were different from the strategic impairments.

We review our programming assets for potential impairment triggers each quarter, in accordance with ASC 926-20-35-12. Our normal routine impairments generally result from the impact of the actual or expected performance of our content in the marketplace. These normal routine impairments in 2023 and the first nine months of 2024 totaled $92 million and $68 million, respectively, and were triggered by a number of factors, including:

•	Adverse changes in the expected performance of certain of our theatrical films, prior or subsequent to its theatrical release;

•	Content produced for licensing to a third party that was no longer expected to attract the level of licensing revenue initially expected based on the performance of similar content in the market; and

•	The abandonment of series that were cancelled and no longer intended to be utilized on our platforms.

The strategic impairments, in contrast, resulted from intentional decisions and actions taken by management to implement a strategic change in our global streaming strategy designed to program our streaming service more efficiently. Specifically, the integration of Paramount+ and Showtime Networks’ subscription streaming service (“Showtime OTT”) into a single product offering consolidated our programming assets and customer base into one service with increased scale, and our shift to a global programming strategy reflected our insight that our customers valued the U.S.-based content more than the localized programming we had developed in the individual international markets we operated in. These actions differed from our normal routine impairments as such actions were driven by large-scale decisions by Company management to change the way we curated our programming prospectively and align the programming on our services to increase programming efficiency. The strategic impairments in 2023 and the first nine months of 2024 totaled $2.37 billion and $1.12 billion, respectively.

As noted above, we review our programming assets for potential impairment triggers, whether or not described as “normal routine” or “strategic”, as required and in accordance with ASC 926-20-35-12. The use of the terms “normal routine” or “strategic” are meant only to indicate to users of our financial statements the nature of the circumstances and events resulting in the impairment but does not change the accounting treatment or the Company’s accounting practices with respect to the review of programming assets for potential impairment triggers each quarter.

3) Impairment, Restructuring and Transaction-Related Costs, page F-13

2.

We note your response to prior comment 2. Please expand your response to explain in detail your consideration of the guidance in ASC 350-20-35-66 and the triggering event examples in ASC 350-20-35-3(C). Your response should address all of the examples and explain why you believe they were or were not applicable. In this regard, we note in your response to comment 1 of your letter dated December 16, 2024 you said, “the programming charges that occurred in 2023 and 2024 were due to major strategic changes that resulted in the removal of significant levels of content from our platforms, abandonment of development projects and termination of certain programming agreements,” “[i]n connection with these strategic changes, in 2023, we combined Paramount+ and Showtime into a single integrated product offering across both the linear and streaming services and began a strategic review of our international content portfolio in order to rationalize our international product offerings as we shift to a global programming strategy,” and “[t]he removal of this content from our platforms was a triggering event that required us to assess whether the affected programming assets were impaired.” In light of these statements we continue to struggle to understand why such events and circumstances were not considered a triggering event to test for goodwill impairment. We specifically refer you to examples (e) and (f) in ASC 350-20-35-3(C). In addition, it appears your share price significantly declined in the second quarter 2023 and has not recovered. Tell us why this was not considered a trigger event. We refer to example (g) in ASC 350-20-35-3(C).

In our previous response, we advised the Staff that we considered the guidance in ASC 350-20-35-66 in evaluating goodwill for impairment triggers on a quarterly basis. For clarity, we intended to reference the guidance in ASC 350-20-35-28 and 30, which includes consideration of the triggering event examples in ASC 350-20-35-3(C). The Company respectfully advises the Staff that on a quarterly basis it assesses the triggering events in ASC 350-20-35-3(C) to determine whether these factors indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying value. As outlined more fully below, based on our quarterly assessments for each of the four quarters of 2023 and the first quarter of 2024, and our 2023 annual impairment test during the fourth quarter of 2023, after considering the impact of the factors in ASC 350-20-35-3(C), we estimated that the excess of the fair value over the carrying value ranged from 37%-101% across all of our reporting units throughout this period, with the Cable Networks reporting unit having the lowest amount of estimated headroom of 37% in our 2023 annual test; therefore in our judgment there was no event that triggered a quantitative goodwill impairment test during any of the four quarters of 2023 or the first quarter of 2024.

During the second quarter of 2024, a significant change occurred. As described more fully below, during this quarter the quantitative goodwill impairment test was triggered. This change was a result of new information not known or knowable prior to the second quarter of 2024, including (i) significant indicators in the linear affiliate marketplace that were driven by the renewal of a major affiliate agreement in May 2024, as well as (ii) the estimated total Company market value indicated by the Transactions and the NAI Transaction entered into on July 7, 2024.

*****

The Company conducts a robust goodwill impairment trigger assessment on a quarterly basis. In doing so, we consider reporting-unit-specific, industry, and macroeconomic factors, including but not limited to, discount rates, long-term growth rates, updated financial forecasts, actual performance, changes to the reporting units’ carrying amounts, industry growth projections from independent sources, significant developments within the industry and changes in our market capitalization. We also estimate the quantitative impact of these factors taken together, in relation to the headroom in our most recent quantitative annual impairment test to determine whether these factors indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying value. We also perform an annual goodwill impairment test during the fourth quarter of each year. This test may be qualitative or quantitative in accordance with the requirements of ASC 350-20-35.

In 2022, we performed a quantitative test for all but one of our reporting units, and in 2021 we performed a quantitative test for the other reporting unit, CBS Entertainment. The estimated fair values determined in these quantitative tests exceeded the respective carrying values by 91% and 80% for the two reporting units in our TV Media segment (CBS Entertainment and Cable Networks), respectively, and by over 100% for each of the two reporting units in the Direct-to-Consumer (“DTC”) segment (Paramount+ and Pluto TV) as well as the Filmed Entertainment reporting unit, providing us with significant headroom.

In our 2023 annual impairment test, we performed a qualitative test considering the aggregation of all relevant factors and concluded that in our judgment it was not more likely than not that the fair values of our reporting units were less than their respective carrying values. Therefore, performing a quantitative impairment test for these reporting units was unnecessary.

Based on our quarterly assessments for each of the four quarters of 2023 and the first quarter of 2024, and our 2023 annual impairment test during the fourth quarter of 2023, after considering the impact of the factors in ASC 350-20-35-3(C), we estimated that this excess of the fair value over the carrying value ranged from 37%-101% across our reporting units throughout this period, with the Cable Networks reporting unit having the lowest amount of estimated headroom of 37%

in our 2023 annual impairment test. We therefore concluded that while there were indicators that the fair value of most of our reporting units declined, in our judgment it was more likely than not that the fair value of each of our reporting units exceeded their carrying values by a substantial amount throughout this period.

In addition, we note that all of the impairment charges that were taken during 2023 and the first quarter of 2024 relate to either (i) the “normal routine” impairment charges we describe in our response to comment #1 above, or (ii) major strategic changes that resulted in the removal of significant levels of content from our platforms, abandonment of development projects and termination of certain programming agreements. These impairments primarily impacted programming produced for our streaming services and are entirely distinct from the renewal of a major affiliate agreement in May 2024 which impacted the TV Media reporting units, as well as the estimated total company market value indicated by the Transactions and the NAI Transaction entered into on July 7, 2024. In fact, we experienced affiliate contractual rate increases within each of the TV Media reporting units throughout the period. We further note that we considered the events that resulted in the programming impairment charges in 2023 and in the first quarter of 2024 at such times and concluded that none of those events indicated a goodwill impairment trigger, as described more fully in paragraphs e. and f. below.

As requested, a detailed discussion of our consideration of each of the examples in ASC 350-20-35-3(C) is set forth below.

a.

Macroeconomic conditions such as a deterioration in general economic conditions, limitations on accessing capital, fluctuations in foreign exchange rates, or other developments in equity and credit markets.

We determined that the impact of this factor was neutral to our reporting unit fair values during 2023 and through the first quarter of 2024. Gross domestic product, a common indicator of economic conditions, grew 2.5% in 2023 and 1.3% in the first quarter of 2024. In addition, the impact of foreign exchange rates is not generally material to our business. Our assessment indicated that macroeconomic factors resulted in higher interest rates during 2023. To assess this impact on the fair value of our reporting units, we:

•	evaluated the potential impact of changes in interest rates relative to the discount rates used in our most recent quantitative impairment tests; and

•	compared the discount rates being used by industry analysts during the period to the discount rates used in our most recent quantitative impairment tests.

While we noted higher interest rates, we assessed that the impact of a similar increase to the discount rates used in our most recent quantitative impairment test would not be significant in relation to the significant headroom in that test. We further noted that the discount rates used by analysts in reports published throughout the period were similar or favorable to those used in our most recent quantitative tests. Furthermore, we did not experience any limitations on our ability to access the capital markets nor were we impacted by any other developments in the equity or credit markets.

b.

Industry and market considerations such as a deterioration in the environment in which an entity operates, an increased competitive environment, a decline in market-dependent multiples or metrics (consider in both absolute terms and relative to peers), a change in the market for an entity’s products or services, or a regulatory or political development.

We determined that the impact of this factor was negative to the fair value of our two TV Media reporting units and positive for the DTC and Filmed Entertainment reporting units. As part of our assessment for potential impairment triggers for each reporting unit, on a quarterly basis, we review revenue and earnings multiples of publicly traded companies with operations and economic characteristics comparable to each of our reporting units (“comparable company trading multiples”). We assess the impact of these multiples applied to our latest projections for the applicable earnings metrics to estimate changes to the amount that the fair value of the reporting unit exceeds its carrying value. We also assess the environment in which each reporting unit operates, including the competitive landscape, customer demand and regulatory and political developments.

Within the TV Media segment, the cable and broadcast industries have been affected by negative revenue trends as customers shift from linear to digital platforms, including declining advertising revenues and subscribers. These negative trends are reflected in declines to the comparable company trading multiples. Specifically, for Cable Networks, average comparable company trading OIBDA multiples used in our assessment through the end of 2023 declined by 0.3x from the last quantitative impairment test conducted in 2022, with an additional decline of 0.7x in the first quarter of 2024 and average comparable company trading revenue multiples declined by 0.5x through the end of 2023 and remained relatively consistent in the first quarter of 2024. For CBS Entertainment, average comparable company trading OIBDA multiples used in our assessment through the end of 2023 were relatively consistent with those used in our last quantitative impairment test and subsequently declined by 0.9x in the first quarter of 2024. These impacts were mitigated by affiliate contractual rate increases, and continued strength in advertising for sports, which limited the impact of advertising declines at CBS Entertainment. As part of our assessments, the estimated impact of this negative factor was assessed together with the other factors considered and in relation to the headroom in our most recent quantitative impairment test.

Conversely, the industry for reporting units in the DTC segment was experiencing the benefit of this shift to digital platforms with increasing advertising and subscription revenue trends that mitigated declines observed in comparable company trading multiples.

We noted our Filmed Entertainment reporting unit was impacted by temporary production shutdowns as a result of the Writers Guild of America (“WGA”) and the Screen Actors Guild-American Federation of Television and Radio Artists (“SAG-AFTRA”) union strikes. We considered the impact of these strikes, which ended in the fourth quarter of 2023, to be temporary and as such did not adversely impact the fair value of this reporting unit. Production studios with a deep library and strong brand name are scarce assets and as such analysts continue to place a high value on these studios.

c.	Cost factors such as increases in raw materials, labor, or other costs that have a negative effect on earnings and cash flows

We determined that the impact of this factor was positive to the fair value of our reporting units. Throughout this period, management was focused on ensuring we operate our business in a cost-efficient manner by actively managing costs and pursuing opportunities to streamline our organization and operations, reduce our real estate footprint, and create cost synergies across the Company, designed to have a positive impact on the future earnings and cash flows of our reporting units. In addition, as further discussed throughout this letter, we implemented strategic changes to our content strategy designed to increase the efficiency of our content investment. We considered the resolution of the aforementioned labor strikes and determined there was no significant impact to future costs of production.

d.	Overall financial performance such as negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and projected results of relevant prior periods.

We determined that the impact of this factor was negative to the fair value of our Cable Networks reporting unit, positive to the fair value of the CBS Entertainment, Paramount+ and Pluto reporting units and neutral to the fair value of the Filmed Entertainment reporting unit.

OIBDA and revenue metrics used in our quarterly assessments for 2023, our annual 2023 test, and the first quarter of 2024 assessment for the Cable Networks reporting unit decreased from the most recent quantitative impairment test in 2022, while OIBDA metrics used in the quarterly assessment for the CBS Entertainment reporting unit increased, in each case reflecting the impact of the industry trends noted in the assessment of factor b. above, as well as mitigating reporting-unit-specific factors, including affiliate contractual rate increases and the continued strength in advertising for sports, which limited the impact of advertising declines at CBS Entertainment. Specifically, for the Cable Networks reporting unit, the OIBDA and revenue metrics underlying our assessments from the first quarter of 2023 through to our 2023 annual test declined by 10% and 4%, respectively. As part of our assessments, the estimated impact of this negative factor on the Cable Networks reporting unit was assessed together with the other factors considered and in relation to the headroom in our most recent quantitative impairment test.

Revenue and OIBDA amounts used in our quarterly assessment for both reporting units in the DTC segment increased from the amounts in the most recent quantitative impairment test and were expected to continually improve over a 5-year projection period.

While overall financial performance of the Filmed Entertainment reporting unit was impacted by production shutdowns in 2023 as a result of the union strikes, such impact was temporary, and production resumed at the end of 2023. Revenue and OIBDA for the Filmed Entertainment reporting unit were expected to continually improve over a 5-year projection period.

e.	Other relevant entity-specific events such as changes in management, key personnel, strategy, or customers; contemplation of bankruptcy; or litigation.

We determined that the impact of this factor was positive to our Cable Networks and Paramount+ reporting units and neutral to our CBS Entertainment, Pluto and Filmed Entertainment reporting units.

As previously noted, during 2023 and continuing into 2024, the Company implemented major changes to its global streaming strategy, which resulted in the combination of Paramount+ and Showtime OTT into a single product offering and a shift to a global programming strategy. This strategy change resulted in the removal of significant levels of content from our platforms, the abandonment of development projects and the termination of certain programming agreements. We considered the events that resulted in the programming impairment charges in 2023 and in the first quarter of 2024 and concluded that none of those events indicated a goodwill impairment trigger. These strategy changes were determined to be positive indicators because they were designed to accelerate the path to profitability for our global streaming services. While all of our content was being programmed and viewed on our platforms, management determined that the removed content was inefficient based on its cost relative to subscriber starts and viewership associated with the content. We further considered the impact of removing the content on the excess of fair value over carrying value of our reporting units:

•

Removal of this content from our platforms or its abandonment resulted in programming impairment charges of $1.12 billion in 2024 and $2.37 billion in 2023, and significantly reduced the carrying value of the affected reporting units, mainly (i) Cable Networks, which was reduced by $1.5 billion in total and (ii) Paramount+, which decreased by $1.6 billion in total. The Cable Networks charges included programming produced by our domestic and international cable network studios to supply our streaming services with content.

•

The removal of this content was not expected to negatively impact the fair value of these reporting units as (i) the services were deriving minimal incremental value from this content and (ii) the cash flows generated from the services were and continue to be supported by the significant levels of content remaining on the platforms that was determined to be most efficient at attracting and retaining subscribers. Paramount+ has continued to experience strong revenue growth since the removal of this content. Paramount+ revenue grew 61% in 2023 and 51% in the first quarter of 2024.

Accordingly, since our strategy change had the impact of reducing carrying values without adversely impacting fair values, we concluded it had a positive impact on the excess of fair value over carrying value for our Cable Networks and Paramount+ reporting units.

Other changes in management and key personnel were determined to be neutral to our reporting units. Furthermore, we did not experience any adverse changes in customer base or have concerns around bankruptcy or material litigation.

f.

Events affecting a reporting unit such as a change in the composition or carrying amount of its net assets, a more-likely-than-not expectation of selling or disposing of all, or a portion, of a reporting unit, the testing for recoverability of a significant asset group within a reporting unit, or recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit.

We determined that the impact of this factor was positive to our CBS Entertainment and Cable Networks reporting units and neutral to our DTC and Filmed Entertainment reporting units.

As discussed in the consideration of factor e. above, the carrying value of our reporting units, mainly Cable Networks and Paramount+, were reduced in 2023 and 2024 by the programming impairment charges, but such actions that led to the reductions did not have a negative impact on the fair value of our reporting units. Therefore, this factor had a positive impact on the excess of the fair value of the affected reporting units over their carrying value. The overall carrying values of the CBS Entertainment and Cable Networks reporting units decreased through the first quarter of 2024, with any interim points of insignificant increases reflecting variances resulting from the normal course timing of production.

The carrying values of our DTC reporting units increased during 2023 as we continued to invest in programming, however, this factor was viewed as neutral as it was consistent with the growth plans of our streaming services. The Paramount+ carrying value was subsequently reduced in the first quarter of 2024 following the programming charges and reflecting our new, more efficient strategy on content production. For the Filmed Entertainment reporting unit, this factor was considered neutral as the book value showed increases and decreases throughout 2023 and into 2024 based on the timing of production and theatrical releases. As part of our assessments, the estimated impact of this factor for each reporting unit was assessed together with the other factors considered and in relation to the headroom in our most recent quantitative impairment test.

We also considered whether the removal of content from our platforms that resulted in the programming charges referenced in our response to comment #1 above indicated a potential impairment trigger for any of our film groups supporting the platforms within our Cable Networks and Paramount+ reporting units in accordance with ASC 926-20-35-12B during each quarter of 2023 and in the first quarter of 2024. We concluded that no film group impairment trigger existed since the film groups supporting these reporting units continued to include a significant volume of programming, including the television programs, films and key franchises our customers most valued, and therefore continued to support the ongoing financial performance and cash flows of our reporting units and performance of our platforms. The content that was removed had been determined by management to be inefficient based on its cost relative to subscriber starts and viewership, with minimal contribution to the film groups they had previously been part of. As such, the programming impairment charges recognized in the first half of 2023 and in the first quarter of 2024 did not impact the trigger assessment for purposes of the film group, and similarly, did not result in an impairment trigger for purposes of the goodwill assessment in the related periods.

In addition, we did not (i) have a more-likely-than not expectation of selling or disposing of all, or a portion of, a reporting unit, (ii) experience a triggering event for the testing for recoverability of a significant asset group within a reporting unit or (iii) recognize a goodwill impairment loss in the financial statements of a subsidiary that was a component of a reporting unit during the period.

g.	If applicable, a sustained decrease in share price (consider in both absolute terms and relative to peers).

We determined that the impact of this factor was neutral to the fair value of our reporting units. During the second quarter of 2023, there was a significant decline in the Company’s share price coinciding with the start of the WGA strike in early May. Similarly, there were share price declines experienced by many of our peers during the same period. During our quarterly assessment for potential impairment triggers in the second and third quarters of 2023 we viewed this decline as a temporary effect driven by the WGA strike as well as the SAG-AFTRA strike, which commenced early in the third quarter of 2023, and therefore concluded it was a neutral indicator. In the fourth quarter of 2023, after these union strikes were resolved, we, like others in our industry, noted recovery in our share price that we expected to continue as we resumed production. From the time of our 2023 annual test to the end of the fourth quarter of 2023, our Class A and Class B common stock prices increased 41% and 36%, respectively. In the first quarter of 2024, we noted the share prices across many companies in our industry began to decline again and concluded in our assessment for that quarter that if the decrease sustained into the second quarter, we would proceed with an impairment test and assess the need for expanded sensitivity disclosures. Such decline did continue into the second quarter of 2024, and impacted a wider range of peers, and we contemporaneously identified during the second quarter of 2024 the impairment triggers resulting from the renewal of the major affiliate agreement in May of 2024 (as highlighted above and previously discussed in our response to the Staff on December 16, 2024) and subsequently the agreements entered into on July 7, 2024 in connection with the Transactions and the NAI Transactions.

In addition, we note, as part of our assessments, that we evaluate the reasonableness of the estimated aggregate fair value of our reporting units in relation to the Company’s market capitalization, which is impacted by changes in our stock price. We would expect a sum-of-the-parts valuation to be greater than the market capitalization because of the customary drivers of control premiums as well as the fact that Paramount is a controlled company (with approximately 77% of the voting power held by a single stockholder, National Amusements, Inc.). Management believes that this voting structure results in the market discounting certain value unlocking activities and accordingly, the market value of the Company’s underlying stock may not be based on the same sum-of-the-parts methodology used in goodwill impairment testing.

Based on the assessment of the above factors, when taken together, we believed at the time, and continue to believe, based on our judgment, that the fair value of each of our reporting units substantially exceeded their respective carrying values, with the lowest amount of estimated headroom during this period for any of our reporting units being 37% for our Cable Networks reporting unit in our 2023 annual test. Therefore there was no event that triggered a quantitative goodwill impairment test prior to the second quarter of 2024.

*****

A quantitative goodwill impairment test was triggered in the second quarter of 2024. At that time impairment triggers occurred resulting from the identification of new information that was not known or knowable prior to such quarter, including (i) indicators in the linear affiliate marketplace that were driven by the renewal of a major affiliate agreement in May 2024, as well as (ii) the estimated total company market value indicated by the Transactions and the NAI Transaction entered into on July 7, 2024. As such, we proceeded to perform a quantitative impairment test in the second quarter of 2024 for each of our five reporting units. Based on the results of this impairment test, we recorded a $5.98 billion impairment charge for our Cable Networks reporting unit and concluded that the fair values of the remaining four reporting units exceeded their respective carrying values. Three reporting units had fair values that exceeded their values by less than 10% and the remaining reporting unit, Filmed Entertainment, had a fair value that exceeded its carrying value by a substantial amount. In accordance with the guidance in FRM 9510, we expanded our disclosures to include the estimated headroom and related sensitivities for each of the three reporting units with less than 10% estimated headroom, CBS Entertainment, Paramount+ and Pluto TV.

If you should have any questions regarding the items discussed in this response letter, please contact me at naveen.chopra@paramount.com, or, in my absence, Caryn Groce, the Company’s Executive Vice President, Acting General Counsel and Secretary at caryn.groce@paramount.com.

Very truly yours,

/s/ Naveen Chopra
Chief Financial Officer

cc:	Simpson Thacher & Bartlett LLP

Xiaohui (Hui) Lin

Katharine Thompson

PricewaterhouseCoopers LLP

Sarah Fanning, Partner

Beth Paul, Partner